Correspondence

                              Gemco Minerals, Inc.
                            #203 - 20189 56th Avenue
                        Langley, British Columbia V3A 3Y6
                                 1-866-848-2940




May 12, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:   Craig Arakawa
             Corporate Finance
             Tel: 202 551 3686      Fax: 703-813-6982

Dear Sirs:

Re:      Gemco Minerals, Inc.
         Amendment to Form 10-KSB (Filed as a 10-K/A) for the Fiscal Year Ended May 31, 2008
         Filed August 27, 2008 and Response letter dated March 3, 2009 File No. 000-51523


Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filing in response to the Staff's comments of April 6, 2009. A paper copy of the amended filing marked to show changes has been sent via Federal Express. The comments have been reproduced for your convenience and are followed by our responses.

Form 10-KSB/A1 filed for the Fiscal Year Ended May 31, 2008
-----------------------------------------------------------

General
-------

1. We have revisited the disclosure regarding the restatements in Note 11 and have made amendments as follows:

     a. The revisions in the Statements of Cash flows have been presented on a line item basis and additional narrative regarding these items is disclosed.

     b. Line item disclosure is made regarding the cumulative effect on retained earnings.

     c. Separate line item disclosure and discussion is made for restated amounts related to the inception to date period presented.




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Consolidated Statements of Cash Flow, page 33

2. We have made revisions to the discussion of cash flows from operating and investing activities included under Liquidity and Capital Resources, to be consistent with the restated Statements of Cash flows.


Consolidated Statement of Stockholders' deficiency, page 35
-----------------------------------------------------------

3. Pursuant to our review as well as discussions with you, we have addressed your points regarding the 2008 activity and balances and have made amendments as follows:

     a. We have rectified the reporting and removal of the minority interest within the Consolidated Statement of Stockholder's Deficiency, which caused inconsistencies between the Statement of Operations and Balance Sheet accumulated deficit.

     b. The minority interest loss in Q4 May, 2008 recording error was revised to decrease, rather than increase, our consolidated net loss in the Statement of Operations.

     c. The amounts reported for common stock, additional paid-in capital and subscription payable have been reconciled on the Balance Sheet and the Statement of Stockholder's Deficiency.


Note 3 - Investments, page 41
-----------------------------

4. The face value of the mortgage is disclosed as $300,000 in Note 3, which was based on an appraisal of the property. In consideration of the mortgage being a third charge registered on the property, the parties agreed to a $25,000 discount to the face value of the mortgage, which resulted in the net amount of $275,000 as the discounted value recorded as consideration and the asset value. The recorded price of $0.37 per share was the value assigned to the asset received for the 750,000 common shares agreed to be issued in exchange for the consideration ($275,000/750,000).

     It was concluded that the discounted value of the mortgage on the appraised property was a reliable measure of the fair value of the investment in this situation rather than the quoted market value of the shares as it is based on an appraisal of the asset and the subscription agreement delineated this between the parties.


Note 7 - Notes Payable - Related Parties, page 42
-------------------------------------------------

5. Discussion has been added in Note 7 to describe the substance of the transactions for the current period in the amended filing.

     Note: an error was also discovered regarding the principal balances in Note 7, in the previous amendment, and this has also been revised accordingly. Updated schedule attached.



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Note 9(c) - Common Stock, page 43
---------------------------------

6. Canamex Corporation is a Mexican registered corporation, which has a mining license, rights to various mining properties and the wherewithal to attain mining permits in Mexico. With respect to our arrangement with Canamex, regarding the issuance of the shares in escrow, Gemco entered into an assignment agreement to attain 100% interest in placer claims in Mexico that Canamex has rights to.

     The additional performance required to establish the commercially viability of the placer claims includes the submission of a report on evaluation of existing geological information, conduct all field work, geological mapping, sourcing all information on applicable regulations and requirements for permits to extract certain tonnage levels. Canamex continues to coordinating this work with Esteros Engineering firm and endeavoring to finalize an executive report which is to be submitted to the Mining office in Mexico City for final approval and attainment of permits to undertake mining operations.

     We have determined that there is "sufficiently large disincentive for non-performance" associated with the elements that are remaining to be performed by Canamex as they have expended significant value through extensive amounts of time, energy and services towards completing the above which would be foregone, and they would not realize any potential future gains which could arise upon release of the said shares from trust, with anticipated market appreciation on announcement of the viability to mine on said placer claims.

7. We concur with your view on this matter that "the contingently issued shares should be included in computation of the basic EPS only after all necessary conditions have been satisfied." Therefore, as all necessary conditions not have been satisfied, we have removed them from the EPS computation as was reported in the previous 10K/A filing.

Controls and Procedures
-----------------------

8. We have revised and added disclosure to further clarify and state disclosure of our conclusion on effectiveness of the controls were not effective as a whole in Item 8A(T) paragraph 2, in addition to our statement that we conclude that internal control over financial reporting was not effective in paragraph 4.


Exhibits
--------

9. We have updated the list of exhibits with the following documents: - Firstline assignment of Mineral titles to Gemco - JV Agreement with Canamex
     - Promissory Notes with Related Parties - Canamex Assignment Agreement

Sincerely,

Gemco Minerals, Inc.

By:  /s/  "Dorlyn Evancic"
     -----------------------------
           Dorlyn Evancic, CFO














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